                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2000 or

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to __________

Commission file number   000-07428
                         ---------
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Adaptive Broadband Corporation Tax-Deferred Savings and Deferred Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

         Adaptive Broadband Corporation
         1143 Borregas Avenue
         Sunnyvale, California 94089

                                       1.

     General Instructions

A.   Rule as to Use of Form 11-K.

     This form shall be used for annual reports pursuant to Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") with respect to employee stock purchase, savings and similar plans, interests in which constitute securities registered under the Securities Act of 1933. This form shall also be used for transition reports filed pursuant to Section 15(d) of the Act. Such a report is required to be filed even though the issuer of the securities offered to employees pursuant to the plan also files annual reports pursuant to Section 13(a) or 15(d) of the Act. However, attention is directed to Rule 15d-21 ((S) 240.15d-21) which provides that in certain cases the information required by this form may be furnished with respect to the plan as a part of the annual report of such issuer. Reports on this form shall be filed within 90 days after the end of the fiscal year of the plan, provided that plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") shall file the plan financial statements within 180 days after the plan's fiscal year end.

B.   Application of General Rules and Regulations.

(a) The General Rules and Regulations under the Act contain certain requirements which are applicable to reports on any form. These general requirements should be carefully read and observed in the preparation and filing of reports on this form.

(b) Particular attention is directed to Regulation 12B, which contains general requirements regarding matters such as the kind and size of paper to be used, the legibility of the report, and the filing of the report. The definitions contained in Rule 12b-2 ((S) 240.12b-2) should be especially noted. See also Regulation 15D.

(c) Four complete copies of each report on this form, including exhibits and all papers and documents filed as a part thereof, shall be filed with the Commission. At least one of the copies filed shall be manually signed. Copies not manually signed shall bear typed or printed signatures.

C.   Preparation of Report.

     This form is not to be used as a blank form to be filled in, but only as a guide in the preparation of the report on paper meeting the requirements of Rule 12b-12 ((S) 240.12b-12). The report may omit the text of Form 11-K specifying the information required provided the answers thereto are prepared in the manner specified in Rule 12b-13 ((S) 240.12b-13).

D.   Incorporation of Information in Report to Employees.

     Any financial statements contained in any plan annual report to employees covering the latest fiscal year of the plan may be incorporated by reference from such document in response to part or all of the requirements of this form, provided such financial statements substantially meet the requirements of this form and provided that such document is filed as an exhibit to this report on Form 11-K.

                                       2.

E.   Electronic Filers.

(a) Reports on this Form may be filed either in paper or in electronic format, at the filer's option. See Rule 101(b)(3) of Regulation S-T ((S) 232.101(b)(3) of this chapter).

(b) Financial Data Schedules are not required to be submitted in connection with annual reports on this form. See Item 601(c)(1) of Regulations S-K and S-B ((S) 229.601(c)(1) and (S) 228.601(c)(1), respectively).

                              Required Information

     The following financial statements shall be furnished for the plan.

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                                 Exhibits


23.2  Consent of Independent Auditors

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     Adaptive Broadband Corporation Tax-Deferred
    January 11, 2001                  Savings and Deferred Profit Sharing Plan
-------------------------            ------------------------------------------
         (Date)                                    (Name of Plan)

                                           /s/ Kenneth J. Wees
                                     -------------------------------------------
                                                    (Signature)*
                                                   Kenneth J. Wees
                                           Vice President, General Counsel
                                                    and Secretary
* Print name and title of the signing official under the signature.

                                       3.

                         ADAPTIVE BROADBAND CORPORATION

                       TAX-DEFERRED SAVINGS AND DEFERRED

                              PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULE

                                 TOGETHER WITH

                          INDEPENDENT AUDITORS' REPORT

                             JUNE 30, 2000 AND 1999




                           MORRIS, DAVIS & CHAN LLP
                         Certified Public Accountants

                        ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN


                                 TABLE OF CONTENTS
                                 -----------------

                                                               PAGE
                                                               ----

INDEPENDENT AUDITORS' REPORT                                      1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                 2-3

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
     FOR BENEFITS                                               4-5

NOTES TO FINANCIAL STATEMENTS                                  6-15

SUPPLEMENTAL SCHEDULE                                            16

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                  17


                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------

Administrative Committee
Adaptive Broadband Corporation

We have audited the accompanying Statements of Net Assets Available for Benefits of the Adaptive Broadband Corporation Tax-Deferred Savings and Deferred Profit Sharing Plan (the Plan) as of June 30, 2000 and 1999, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of June 30, 2000 and 1999, and the related changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of June 30, 2000 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP
----------------------------

November 9, 2000

                         ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 JUNE 30, 2000





                                            Managed    Fidelity   Fidelity     Spartan    Fidelity    Fidelity      Strong
                                             Income    U.S. Bond   Puritan    U.S. Equity Magellan    Low-Priced Opportunity
                                              Fund     Index Fund   Fund      Index Fund    Fund      Stock Fund     Fund
                                           ----------- ---------- ----------  ---------- ------------ ---------  ---------------
ASSETS
Investments:
   Adaptive Broadband Corporation
    common stock, at market value          $        -  $        - $        -  $        - $          -  $      -  $         -
   Insurance Contracts, at contract value   1,780,940           -          -           -            -         -            -
   Managed Income Portfolio at cost,
    which approximates market value         1,254,739           -          -           -            -         -            -
   Mutual funds, at market value                    -     385,065  5,487,398   1,801,848   22,194,277   143,894   11,880,769
Cash equivalents                            3,539,683           -          -           -            -         -            -
Participant loans                                   -           -          -           -            -         -            -
Employer matching contributions
   receivable                                  75,476      10,001     88,606      44,268      253,289     9,596      184,695
Receivable for investment sold                      -           -          -           -            -         -            -
                                           ----------  ---------- ----------  ---------- ------------ --------- ------------
   Total Assets                             6,650,838     395,066  5,576,004   1,846,116   22,447,566   153,490   12,065,464

LIABILITIES
Payable for investment purchased                    -           -          -           -            -         -            -
                                           ----------  ---------- ----------  ---------- ------------ --------- ------------

   Total Liabilities                                -           -          -           -            -         -            -
                                           ----------  ---------- ----------  ---------- ------------ --------- ------------

Net Assets Available for Benefits          $6,650,838  $  395,066 $5,576,004  $1,846,116 $ 22,447,566  $153,490  $12,065,464
                                           ==========  ========== ==========  ========== ============ ========= ============

                                            Fidelity        Franklin               Adaptive
                                           Diversified      Small Cap   Fidelity   Broadband
                                          International      Growth     Freedom     Company      Loan
                                              Fund            Fund       Funds    Stock Fund     Fund        Total
                                         -------------    ----------- ----------  ----------- ----------  -------------
ASSETS
Investments:
   Adaptive Broadband Corporation
    common stock, at market value           $          -  $         -  $       -  $7,361,466  $       -   $  7,361,466
   Insurance Contracts, at contract value              -            -          -           -          -      1,780,940
   Managed Income Portfolio at cost,
    which approximates market value                    -            -          -           -          -      1,254,739
   Mutual funds, at market value                 670,665    2,741,876    241,367           -          -     45,547,159
Cash equivalents                                       -            -          -     245,899          -      3,785,582
Participant loans                                      -            -          -           -    863,725        863,725
Employer matching contributions
   receivable                                     24,433       64,742     19,141     115,025          -        889,272
Receivable for investment sold                         -            -          -     376,319          -        376,319
                                            ------------  ----------- ---------- ----------- ----------   ------------
   Total Assets                                  695,098    2,806,618    260,508   8,098,709    863,725     61,859,202

LIABILITIES
Payable for investment purchased                       -            -          -      32,433          -         32,433
                                            ------------  ----------- ---------- ----------- ----------   ------------

   Total Liabilities                                   -            -          -      32,433          -         32,433
                                            ------------  ----------- ---------- ----------- ----------   ------------

Net Assets Available for Benefits           $    695,098  $ 2,806,618  $ 260,508  $8,066,276  $ 863,725   $ 61,826,769
                                            ============  =========== ========== =========== ==========   ============

                        ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 JUNE 30, 1999


                                                    Managed      Fidelity    Fidelity      Spartan     Fidelity    Fidelity
                                                     Income      U.S. Bond    Puritan    U.S. Equity   Magellan    Low-Priced
                                                      Fund       Index Fund    Fund      Index Fund      Fund      Stock Fund
                                                 --------------- ---------- ------------ ------------ ------------ -----------
ASSETS
   Investments:
    Adaptive Broadband Corporation
     common stock, at market value                $           -  $       -   $        -  $         -  $         -  $         -
    Insurance contracts, at contract value            5,012,017          -            -            -            -            -
    Managed Income Portfolio at cost,
     which approximates market value                  3,082,819          -            -            -            -            -
    Mutual funds, at market value                             -    218,088    8,449,921    2,907,269   25,405,676      299,953
   Participant loans                                          -          -            -            -            -            -
   Employer matching contributions
    receivable                                           84,191      5,920      117,590       45,800      257,880        8,647
                                                  -------------  ---------   ----------  -----------  -----------  -----------

     Total Assets                                     8,179,027    224,008    8,567,511    2,953,069   25,663,556      308,600
                                                  -------------  ---------   ----------  -----------  -----------  -----------
LIABILITIES                                                   -          -            -            -            -            -
                                                  -------------  ---------   ----------  -----------  -----------  -----------
Net Assets Available for Benefits                 $   8,179,027  $ 224,008   $8,567,511  $ 2,953,069  $25,663,556  $   308,600
                                                  =============  =========   ==========  ===========  ===========  ===========

                                                                 Fidelity     Franklin     Adaptive
                                                   Strong       Diversified   Small Cap   Broadband
                                                 Opportunity    International  Growth      Company       Loan
                                                    Fund          Fund          Fund      Stock Fund     Fund         Total
                                                 -------------  ----------   ----------  ----------- ------------ ------------
ASSETS
   Investments:
    Adaptive Broadband Corporation
     common stock, at market value                 $         -   $       -   $       -   $  892,717  $         -   $   892,717
    Insurance contracts, at contract value                   -           -           -            -            -     5,012,017
    Managed Income Portfolio at cost,
     which approximates market value                         -           -           -            -            -     3,082,819
    Mutual funds, at market value                   12,027,752     116,501     608,694            -            -    50,033,854
   Participant loans                                         -           -           -            -    1,314,711     1,314,711
   Employer matching contributions
    receivable                                         192,058       7,132      15,630       21,069            -       755,917
                                                   -----------   ---------   ---------   ----------  -----------   -----------

     Total Assets                                   12,219,810     123,633     624,324      913,786    1,314,711    61,092,035
                                                   -----------   ---------   ---------   ----------  -----------   -----------
LIABILITIES                                                  -           -           -            -            -             -
                                                   -----------   ---------   ---------   ----------  -----------   -----------
Net Assets Available for Benefits                  $12,219,810   $ 123,633   $ 624,324   $  913,786  $ 1,314,711   $61,092,035
                                                   ===========   =========   =========   ==========  ===========   ===========

                See accompanying notes to financial statements.

                        ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       FOR THE YEAR ENDED JUNE 30, 2000

                                             Managed     Fidelity      Fidelity      Spartan     Fidelity   Fidelity      Strong
                                              Income    U.S. Bond      Puritan     U.S. Equity   Magellan  Low-Priced   Opportunity
                                               Fund     Index Fund       Fund      Index Fund      Fund    Stock Fund      Fund
                                           ----------   ---------  ------------  -----------  ------------  ---------  ------------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Interest and dividends                   $  441,456  $   23,378  $    550,782  $    36,096  $  1,343,008  $  12,983  $  1,291,349
  Net realized and unrealized appreciation
   ( depreciation ) of investments                  -      (7,579)     (694,543)     109,823       828,061    (11,437)      713,734
  Interest on loans                                 -           -             -            -             -          -             -
  Participants' contributions                 232,976      23,297       321,139      251,819       971,277     59,081       594,248
  Employer matching contributions              75,977      10,001        89,952       44,908       255,267      9,596       184,913
  Rollover contributions                      122,064       4,342        25,164       81,780       234,986      2,247       112,979
                                           ----------   ---------  ------------  -----------  ------------  ---------  ------------

   Total Additions                            872,473      53,439       292,494      524,426     3,632,599     72,470     2,897,223
                                           ----------   ---------  ------------  -----------  ------------  ---------  ------------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Benefit distributions                     1,639,353      19,751   111,307,835      714,460     4,754,911     39,582     1,585,564
  Administrative expenses                       6,625         162         4,931          538        13,700        382        10,477
  Forfeitures - net                           (13,416)        100         1,335            -         8,931         52         2,963
                                           ----------   ---------  ------------  -----------  ------------  ---------  ------------

   Total Deductions                         1,632,562      20,013     1,314,101      714,998     4,777,542     40,016     1,599,004
                                           ----------   ---------  ------------  -----------  ------------  ---------  ------------

Change in net assets available
 for benefits                                (760,089)     33,426    (1,021,607)    (190,572)   (1,144,943)    32,454     1,298,219
Fund transfers                               (687,943)    137,889    (1,725,798)    (872,474)   (1,403,101)  (183,213)   (1,168,192)
Transfer to other plan                        (80,157)       (257)     (244,102)     (43,907)     (667,946)    (4,351)     (284,373)
Net Assets Available for Benefits

 Beginning of Year                          8,179,027     224,008     8,567,511    2,953,069    25,663,556    308,600    12,219,810
                                           ----------   ---------  ------------  -----------  ------------  ---------  ------------

Net Assets Available for Benefits
 End of Year                               $6,650,838   $ 395,066  $  5,576,004  $ 1,846,116  $ 22,447,566  $ 153,490  $ 12,065,464
                                           ==========   =========  ============  ===========  ============  =========  ============

                                                Fidelity       Franklin                   Adaptive
                                              Diversified     Small Cap      Fidelity    Broadband
                                             International      Growth        Freedom     Company         Loan
                                                 Fund            Fund          Funds     Stock Fund       Fund           Total
                                             -------------   ------------    ---------   ----------    ----------     ------------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Interest and dividends                     $      11,881   $      8,146    $  10,083   $   16,384    $        -     $  3,745,546
  Net realized and unrealized appreciation
   ( depreciation ) of investments                  59,926        510,952        3,732    2,485,662             -        3,998,331
  Interest on loans                                      -              -            -            -        68,371           68,371
  Participants' contributions                      104,073        199,255       30,331      363,014             -        3,150,510
  Employer matching contributions                   24,433         64,743       19,141      115,025             -          893,956
  Rollover contributions                            33,556         40,340       21,025      616,882             -        1,295,365
                                             -------------   ------------    ---------   ----------    ----------     ------------

   Total Additions                                 233,869        823,436       84,312    3,596,967        68,371       13,152,079
                                             -------------   ------------    ---------   ----------    ----------     ------------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Benefit distributions                             32,593        380,875        2,028      121,809       199,850       10,798,611
  Administrative expenses                              116            396           27        1,104             -           38,458
  Forfeitures - net                                      -             22            -           13             -                -
                                             -------------   ------------    ---------   ----------    ----------     ------------

   Total Deductions                                 32,709        381,293        2,055      122,926       199,850       10,837,069
                                             -------------   ------------    ---------   ----------    ----------     ------------

Change in net assets available
 for benefits                                      201,160        442,143       82,257    3,474,041      (131,479)       2,315,010
Fund transfers                                     378,251      1,770,432      178,251    3,678,449      (102,551)               -
Transfer to other plan                              (7,946)       (30,281)           -            -      (216,956)      (1,580,276)
Net Assets Available for Benefits
 Beginning of Year                                 123,633        624,324            -      913,786     1,314,711       61,092,035
                                             -------------   ------------    ---------   ----------    ----------     ------------

Net Assets Available for Benefits
 End of Year                                 $     695,098   $  2,806,618    $ 260,508   $8,066,276    $  863,725     $ 61,826,769
                                             =============   ============    =========   ==========    ==========     ============

               See accompanying notes to finanacial statements.

                         ADAPTIVE BROADBAND CORPORATION
              TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEAR ENDED JUNE 30, 1999

                                                     Managed       Fidelity       Fidelity         Spartan         Fidelity
                                                     Income        U.S. Bond       Puritan       U.S. Equity       Magellan
                                                       Fund       Index Fund        Fund         Index Fund          Fund
                                                 ------------    ------------    ------------    ------------   -------------
ADDITIONS TO NET ASSETS
    ATTRIBUTED TO:
      Interest and dividends                     $    514,538    $     27,244    $    969,679    $     30,425    $  1,929,494
      Net realized and unrealized appreciation
       (depreciation) of investments                     --           (12,826)       (153,238)        449,023       3,417,761
      Interest on loans                                  --              --              --              --              --
      Participants' contributions                     436,598          43,136         741,091         288,940       1,552,333
      Employer matching contributions                  86,147           5,920         118,640          48,955         257,962
      Rollover contributions                           69,837         142,183          20,426          59,065         421,748
                                                 ------------    ------------    ------------    ------------    ------------

       Total Additions                              1,107,120         205,657       1,696,598         876,408       7,579,298
                                                 ------------    ------------    ------------    ------------    ------------

DEDUCTIONS FROM NET ASSETS
    ATTRIBUTED TO:
      Benefit distributions                         1,765,432          21,266       1,960,766         131,540       3,522,677
      Administrative expenses                           6,613             166           4,574             466           8,910
      Forfeitures-net                                 (14,990)           --             2,946            --             6,996
                                                 ------------    ------------    ------------    ------------    ------------

       Total Deductions                             1,757,055          21,432       1,968,286         132,006       3,538,583
                                                 ------------    ------------    ------------    ------------    ------------

Change in net assets available
    for benefits                                     (649,935)        184,225        (271,688)        744,402       4,040,715
Fund transfers                                        508,374          (3,368)     (1,330,064)      1,202,701       1,039,522
Transfer to other plan                               (642,091)           --          (318,366)        (17,746)     (1,262,024)
Net Assets Available for Benefits
    Beginning of Year                               8,962,679          43,151      10,487,629       1,023,712      21,845,343
                                                 ------------    ------------    ------------    ------------    ------------

Net Assets Available for Benefits
    End of Year                                  $  8,179,027    $    224,008    $  8,567,511    $  2,953,069    $ 25,663,556
                                                 ============    ============    ============    ============    ============

                                                                                     Fidelity       Franklin       Adaptive
                                                    Fidelity          Strong        Diversified     Small Cap      Broadband
                                                   Low-Priced      Opportunity     International      Growth        Company
                                                   Stock Fund          Fund            Fund            Fund        Stock Fund
                                                  ------------     ------------    -------------   ------------   ------------
ADDITIONS TO NET ASSETS
    ATTRIBUTED TO:
      Interest and dividends                       $     20,636    $  1,285,044    $      5,045    $      5,992   $       --
      Net realized and unrealized appreciation
       (depreciation) of investments                    (15,305)        699,752           7,681         101,115        456,906
      Interest on loans                                    --              --              --              --             --
      Participants' contributions                        77,282       1,112,788          61,947         110,082         16,232
      Employer matching contributions                     8,647         195,007           7,633          15,881         21,069
      Rollover contributions                              9,596          41,601          18,238          14,759        140,796
                                                   ------------    ------------    ------------    ------------   ------------

       Total Additions                                  100,856       3,334,192         100,544         247,829        635,003
                                                   ------------    ------------    ------------    ------------   ------------

DEDUCTIONS FROM NET ASSETS
    ATTRIBUTED TO:
      Benefit distributions                              27,912       2,128,190          40,854         177,796          9,740
      Administrative expenses                               495           6,602              79             210             78
      Forfeitures-net                                      --             5,046            --                 2           --
                                                   ------------    ------------    ------------    ------------   ------------

       Total Deductions                                  28,407       2,139,838          40,933         178,008          9,818
                                                   ------------    ------------    ------------    ------------   ------------

Change in net assets available
    for benefits                                         72,449       1,194,354          59,611          69,821        625,185
Fund transfers                                           (4,832)     (2,271,788)        (68,763)        309,191        288,601
Transfer to other plan                                     --          (283,840)        (36,280)           --             --
Net Assets Available for Benefits
    Beginning of Year                                   240,983      13,581,084         169,065         245,312           --
                                                   ------------    ------------    ------------    ------------   ------------

Net Assets Available for Benefits
    End of Year                                    $    308,600    $ 12,219,810    $    123,633    $    624,324   $    913,786
                                                   ============    ============    ============    ============   ============

                                                    Loan
                                                    Fund             Total
                                                  ------------    ------------
ADDITIONS TO NET ASSETS
    ATTRIBUTED TO:
      Interest and dividends                      $       --      $  4,788,097
      Net realized and unrealized appreciation
       (depreciation) of investments                      --         4,950,869
      Interest on loans                                 95,139          95,139
      Participants' contributions                         --         4,440,429
      Employer matching contributions                     --           765,861
      Rollover contributions                              --           938,249
                                                  ------------    ------------

       Total Additions                                  95,139      15,978,644
                                                  ------------    ------------

DEDUCTIONS FROM NET ASSETS
    ATTRIBUTED TO:
      Benefit distributions                            168,325       9,954,498
      Administrative expenses                             --            28,193
      Forfeitures-net                                     --              --
                                                  ------------    ------------

       Total Deductions                                168,325       9,982,691
                                                  ------------    ------------

Change in net assets available
    for benefits                                       (73,186)      5,995,953
Fund transfers                                         330,426            --
Transfer to other plan                                 (92,034)     (2,652,381)
Net Assets Available for Benefits
    Beginning of Year                                1,149,505      57,748,463
                                                  ------------    ------------

Net Assets Available for Benefits
    End of Year                                   $  1,314,711    $ 61,092,035
                                                  ============    ============

                See accompanying notes to financial statements.

                          ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            JUNE 30, 2000 AND 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

   Description of the Plan
   -----------------------

   The following description of the Adaptive Broadband Corporation Tax-Deferred Savings and Deferred Profit Sharing Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   The Plan was established by the Board of Directors of Adaptive Broadband Corporation (the Company), to provide eligible employees retirement, disability, death, and income tax benefits through voluntary deferral of compensation. Employees of the Company and its subsidiaries are eligible to participate in the 401(k) feature of the Plan immediately upon employment. The Plan also contains a profit sharing provision.

   The Plan allows for participant loans. A participant may borrow up to the lesser of $50,000 or 50% of his/her account balance with a minimum loan of $1,000. Repayments on these loans are through payroll deductions. In general, the loan repayment period is not to exceed five years, except in the case where the loan is used to acquire a principal residence. Currently, loans bear interest at one percent over prime rate determined on the first day of the quarter the loan is granted. This rate is subject to change.

   The Plan is administered by an Administrative Committee that serves at the discretion of the Company's Board of Directors. The Administrative Committee is responsible for all matters including, but not limited to, eligibility, rights to benefits, interpreting Plan documents, directing the Plan trustee and maintaining participants' accounts. Fidelity Management Trust Company serves as the trustee, and Fidelity Institutional Retirement Services Company serves as the recordkeeper.

   Method of Accounting
   --------------------

   The Plan is accounted for on the accrual basis of accounting, except for benefit payments and withdrawals, which are recorded when paid, in accordance with generally accepted accounting principles.

                          ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            JUNE 30, 2000 AND 1999



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED
   ------------------------------------------------------

   Method of Accounting - Continued
   --------------------------------

   The preparation of financial statements in accordance with generally accepted accounting principles requires the Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

   Investment Valuations
   ---------------------

   Investments in managed funds consisting primarily of contracts with life insurance companies and other fixed income investments are stated at cost, which represents contributions made under the contracts and other investments plus interest at the contract rates, and approximates market value.

   Investments in mutual funds and Company common stock are stated at market value based on quoted market prices on the last day of the Plan year.

   Administrative Expenses
   -----------------------

   The Plan generally pays administrative expenses up to the greater of 50 percent of total cost or 10 percent of total income. Any expenses in excess of this amount may be paid by the Company. Administrative expenses consist of trustee fees, administrator fees, investment advisor fees, and audit fees. Expenses paid by the Plan for the years ended June 30, 2000 and 1999 were $38,458 and $28,193, respectively. Expenses paid by the Company for the years ended June 30, 2000 and 1999 were $51,910 and $92,700, respectively.

   Cash Equivalents
   ----------------

   Cash equivalents represents funds temporarily deposited into the Fidelity Institutional Money Market Portfolio prior to purchase of investments.

                          ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            JUNE 30, 2000 AND 1999



2. CONTRIBUTIONS
   -------------

   Participants may contribute from 1 percent to 20 percent of their total compensation during the Plan year and exclude the contributions made during each calendar year, subject to certain limitations, from current taxable income (as defined by Section 401(k) of the Internal Revenue Code, as amended). The Company may make matching contributions to each participant's account on June 30 equal to 66 2/3% of the first $1,500, and 50% of the next $2,000 of the participant's contribution up to a maximum of $2,000 for the year ended June 30, 2000, and 66 2/3% of the first $1,500, and 50% of the next $1,200 of the participant's contribution up to a maximum of $1,600 for the year ended June 30, 1999. Matching contributions are dependent on the profitability of the Company and may be changed or eliminated at the discretion of the Company's Board of Directors. Matching contributions of $893,956 and $765,861 were made by the Company for the years ended June 30, 2000 and 1999, respectively.

   The Company may also make a profit sharing contribution in an amount determined by the Board of Directors. No profit sharing contributions were made for the years ended June 30, 2000 and 1999.

   Participants are 100 percent vested in the salary deferral and in the Company's matching contributions at all times. Profit sharing contributions become vested at a rate of 20% for each year of service. Forfeitures may be allocated among remaining eligible participants, or used to reduce Company contributions or to pay plan expenses at the Company's discretion.

3. BENEFITS AND WITHDRAWALS
   ------------------------

   Benefits are paid in a lump sum to participants upon normal retirement (age
   65) or termination of employment from the Company.

   Participant contributions to the Plan may also be withdrawn upon written request to and approval by the Administrative Committee in instances in which a participant has suffered a financial hardship and no alternative source of money is available.

                          ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            JUNE 30, 2000 AND 1999



3. BENEFITS AND WITHDRAWALS - CONTINUED
   ------------------------------------

   Participants retired or terminated from the Company may elect to leave vested amounts in the Plan; however, no future contributions can be made to the participants' accounts. Benefits and withdrawals are not reflected in the accompanying financial statements until paid by the Plan.

4. INVESTMENTS
   -----------

   Participants in the Plan direct the investment of their funds and may select from one or a combination of the following investment funds:

   Managed Income Fund
   -------------------

   This fund is a portfolio comprised of a combination of fixed-income insurance company instruments and a Managed Income Portfolio (MIP). The fixed-income insurance company instruments represent investment contracts. The MIP is managed by Fidelity Management Trust Company. While the risk is rated as medium-low, this fund's risk is subject to the credit-worthiness of the issuing companies and the underlying assets in the MIP.

   Fidelity U.S. Bond Index Fund
   -----------------------------

   This mutual fund is an income fund and strives to provide investment performance that corresponds to the Lehman Brothers Aggregate Bond Index. Investments consist of medium to high quality U.S. Treasury and U.S. Government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities with maturities of at least one year. The risk is rated as medium-low.

   Fidelity Puritan Fund
   ---------------------

                          ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            JUNE 30, 2000 AND 1999


   This mutual fund is a balanced fund, investing in high-yielding U.S. and foreign securities, including common and preferred stocks and bonds of any quality. The risk level is considered moderate, with greater potential for capital growth.


4. INVESTMENTS - CONTINUED
   -----------------------

   Spartan U.S. Equity Index Fund
   ------------------------------

   This is a growth and income mutual fund. The fund invests in companies that make up the S&P 500 Index(TM), and focuses on duplicating the composition and performance of the S&P 500(TM). The fund is designed to pursue possible high, long-term growth, with associated moderate risk, through a portfolio of securities that broadly represent the stock market.

   Fidelity Magellan Fund
   ----------------------

   This fund provides a potential for higher long-term capital appreciation through investments in domestic stocks and bonds, and may also invest in foreign securities.

   Fidelity Low-Priced Stock Fund
   ------------------------------

   This is a growth mutual fund with an objective of long-term capital appreciation through investing in stocks of companies the fund manager considers undervalued or out of favor with other investors and that could offer the possibility of significant growth.

   Strong Opportunity Fund
   -----------------------

   This is a growth mutual fund managed by Strong Capital Management, Inc., and invests primarily in domestic and foreign stocks of medium-sized companies that the advisor believes are under-researched and attractively valued, with the potential for high long-term returns.

   Fidelity Diversified International Fund
   ---------------------------------------

                          ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            JUNE 30, 2000 AND 1999


   This is a growth mutual fund that invests outside of the U.S. Investments consist primarily of stocks of larger foreign companies that are included in the Morgan Stanley EAFE Index(TM) that appear undervalued compared to industry norms. This investment may present higher risks and potential rewards, and may complement the behavior of domestic funds.


4. INVESTMENTS - CONTINUED
   -----------------------

   Franklin Small Cap Growth Fund
   ------------------------------

   This fund is managed by Franklin Advisors, Inc., and is a growth mutual fund that primarily invests in companies that have a market capitalization of less than $1 billion and tries to keep at least one-third of its assets invested in companies under $550 million. The fund may invest up to 25% of its assets in foreign securities, which may increase risk for the potential greater return over the long term.

   Fidelity Freedom Funds
   ----------------------

   The Fidelity Freedom Funds consist of the Freedom Income Fund, the Freedom 2000 Fund, the Freedom 2010 Fund, the Freedom 2020 Fund, and the Freedom 2030 Fund and became an investment option beginning November 1, 1999. Currently, the funds are invested in a collection of Fidelity mutual funds and provide a moderate asset allocation. The Freedom Income Fund is designed for those already in retirement, and has the most conservative mix of mutual funds, emphasizing bond and money market funds. The Freedom 2030 Fund with the longest time horizon has a heavy weighting towards equity funds. Each fund's underlying asset mix will change, becoming more conservative with the passage of time.

   Adaptive Broadband Company Stock Fund
   -------------------------------------

   Effective January 1, 1999, the Plan was amended to add a Company Stock Fund as an available investment option. This fund consists of shares of Adaptive Broadband Corporation common stock. The risks associated with this investment would be dependent upon the overall financial performance of the Company, the industry in which it operates, and any restrictions set forth by the Securities and Exchange Commission related to employee purchases of the Company's common stock.

                          ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            JUNE 30, 2000 AND 1999


4.   INVESTMENTS - CONTINUED
     -----------------------

     The following table presents investments as of June 30, 2000 and 1999, respectively.

                                                 2000                1999
                                                 ----                ----

Investments at Cost, which Approximates
---------------------------------------
 Market Value
 ------------

Fidelity Managed Income Portfolio             $ 1,254,739         $ 3,082,819  *
                                              -----------         -----------
Investments at Contract Value
-----------------------------

New York Life Insurance,GA-30298,
 matures 6/30/00, 6.06%                                 -           3,126,495  *
Metropolitan Life Insurance,
 GAC-20267, matures 6/30/01, 6.70%              1,780,940           1,888,522
                                              -----------         -----------

                                                3,035,679           5,012,017
                                              -----------         -----------

Investments at Fair Value as Determined
---------------------------------------
   by Quoted Market Price
   ----------------------

Fidelity U.S. Bond Index Fund                     385,065             218,088
Fidelity Puritan Fund                           5,487,398  *        8,449,921  *
Spartan U.S. Equity Index Fund                  1,801,848           2,907,269
Fidelity Magellan Fund                         22,194,277  *       25,405,676  *
Fidelity Low-Priced Stock Fund                    143,894             299,953
Strong Opportunity Fund                        11,880,769  *       12,027,752  *
Fidelity Diversified International Fund           670,665             116,501
Franklin Small Cap Growth Fund                  2,741,876             608,694
Fidelity Freedom Funds                            241,367                   -
Adaptive Broadband Company Stock Fund           7,361,466  *          892,717
                                              -----------         -----------

                                               52,908,625          50,926,571
                                              -----------         -----------

      Total Investments                       $55,944,304         $59,021,407
                                              ===========         ===========


* Represents 5% or more of net assets available for benefits

                          ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            JUNE 30, 2000 AND 1999


4. INVESTMENTS - CONTINUED
   -----------------------

   During 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $3,998,331 and $4,950,869, respectively.

                                                      2000               1999
                                                      ----               ----
   Fidelity U.S. Bond Index Fund                 $   (7,579)        $  (12,826)
   Fidelity Puritan Fund                           (694,543)          (153,238)
   Spartan U.S. Equity Index Fund                   109,823            449,023
   Fidelity Magellan Fund                           828,061          3,417,761
   Fidelity Low-Priced Stock Fund                   (11,437)           (15,305)
   Strong Opportunity Fund                          713,734            699,752
   Fidelity Diversified International Fund           59,926              7,681
   Franklin Small Cap Growth Fund                   510,952            101,115
   Fidelity Freedom Funds                             3,732                  -
   Adaptive Broadband Company Stock Fund          2,485,662            456,906
                                                 ----------         ----------

                                                 $4,005,910         $4,963,695
                                                 ==========         ==========

5. FEDERAL INCOME TAXES
   --------------------

   The Plan obtained its latest determination letter on November 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                          ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            JUNE 30, 2000 AND 1999



6. INVESTMENT CONTRACTS DISCLOSURE
   -------------------------------

   In accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", (SOP 94-4), the following information is provided for the insurance contracts held in the Managed Income Fund at June 30, 2000 and 1999, respectively:


                                                                      2000                  1999
                                                                      ----                  ----
   Average contract yield for the year ended June 30:                 6.38%                 6.26%

   Crediting interest rate as of June 30:                             6.70%                 6.36%

   Valuation reserve amount:                                    $        0            $        0

   Fair value of investment contracts:                          $1,780,940            $5,012,017

   To determine the aggregate fair value of the insurance contracts held by the Plan, the projected future payouts from each contract were discounted using an average interest rate offered on new contracts as of the measurement dates of June 30, 2000 and 1999, having similar contract durations as the contracts in effect for the Plan. All contracts have fixed rates.

   If any contracts are terminated before their expiration dates or if certain other events occur requiring liquidation of a portion of these contracts, the value of the contracts may be reduced by a penalty, a market value adjustment, or both.

7. TRANSFERS TO OTHER PLAN
   -----------------------

   Effective April 29, 1999, the Company changed its corporate name from California Microwave, Inc. to Adaptive Broadband Corporation. At that time, the Company completed the sale of two of its divisions (the Government Divisions) to Northrop Grumman Corporation. These former employees of California Microwave, Inc. were given the option of transferring their balances in the Plan to the Northrop Grumman Electronic Sensors and Systems Sector Savings and Investment Plan (Northrop Grumman). Due to participants choosing this option, $1,363,320 in assets and

                          ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            JUNE 30, 2000 AND 1999



   $216,956 in particular loan balances were transferred to the Northrop Grumman plan as of June 30, 2000.

7. TRANSFERS TO OTHER PLAN - CONTINUED
   -----------------------------------

   Effective May 28, 1998, the Company completed the sale of its Services Division. As a result of this sale, the former employees of this Division were given the option of transferring their balances in the Plan to another plan. Due to participants choosing this option, $2,560,347 in assets and $92,034 in participant loans were transferred to the other plan during 1999.

8. SUBSEQUENT EVENTS
   -----------------

   Subsequent to June 30, 2000, the Company completed the sale of several divisions. As a result of these sales, the former employees of these divisions were given the option of transferring their balances in the Plan to other plans. Due to participants choosing this option, $3,192,024 in assets and $338,211 in participant loans were transferred to other plans during September and October 2000.

   On November 13, 2000 the Company announced its intent to merge with Western Multiplex Corporation. It is unknown what effect the merger would have on the Plan.

                             SUPPLEMENTAL SCHEDULE
                             ---------------------

                        ADAPTIVE BROADBAND CORPORATION
             TAX-DEFERRED SAVINGS AND DEFERRED PROFIT SHARING PLAN
                          EIN 94-1668412 PLAN NO. 002
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 JUNE 30, 2000

    (a)                         (b)                                      (c)                        (d)                   (e)
                                                              Description of Investment
                   Identity of Issue, Borrower,           Including Maturity Date, Rate of                              Current
                     Lessor or Similar Party               Interest, Par or Maturity Value          Cost                 Value
-------------   ----------------------------------        --------------------------------      ------------         ------------
     *          Fidelity Management Trust Company         Managed Income Portfolio              $  1,254,739         $  1,254,739
                Metropolitan Life Insurance               Insurance Contract & Policies
                  GAC-20267**                                6/30/01, 6.70%                        1,780,940            1,780,940
     *          Fidelity Investments                      U.S. Bond Index Fund                       392,833              385,065
     *          Fidelity Investments                      Puritan Fund                             5,639,709            5,487,398
     *          Fidelity Investments                      Spartan US Equity Index Fund             1,499,474            1,801,848
     *          Fidelity Investments                      Magellan Fund                           16,212,799           22,194,277
     *          Fidelity Investments                      Low-Priced Stock Fund                      140,853              143,894
                Strong Funds                              Opportunity Fund                         9,084,521           11,880,769
     *          Fidelity Investments                      Diversified International Fund             623,839              670,665
                Franklin Funds                            Small Cap Growth Fund                    2,300,225            2,741,876
     *          Adaptive Broadband Corporation            Common Stock                             7,528,417            7,361,466
     *          Fidelity Investments                      Freedom Income Fund                            258                  259
     *          Fidelity Investments                      Freedom 2000 Fund                              915                  920
     *          Fidelity Investments                      Freedom 2010 Fund                           77,507               76,719
     *          Fidelity Investments                      Freedom 2020 Fund                           20,457               21,179
     *          Fidelity Investments                      Freedom 2030 Fund                          141,157              142,290
     *          Participant Loans                         7.5% - 9.5%                                      -              863,725

*  Party-in-interest
** Current value represents contract value

                                       17